May 12, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:      Charles Eastman

Ernest Greene

Sarah Sidwell

Geoffrey Kruczek

Re:   Welsbach Technology Metals Acquisition Corp.
Amendment No. 3 Registration Statement on Form S-4
Filed on April 25, 2025
File No. 333-283119

On behalf of Welsbach Technology Metals Acquisition Corp. (“WTMA”), Evolution Metals LLC (“EM”), Critical Mineral Recovery, Inc. (“CMR”), Handa Lab Co., Ltd. (“Handa Lab”), KMMI Inc. (“KMMI”), KCM Industry Co., Ltd. (“KCM”) and NS World Co., Ltd. (“NS World” and collectively with WTMA, EM, CMR, Handa Lab, KMMI and KCM, the “Co-Registrants,” “we,” “our” or “us”), we transmit herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 9, 2025 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 4, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4 filed April 25, 2025

General

1.	Refer to your response to prior comment 50 in your letter to us dated January 24, 2025 and the "form of" exhibit you included in your exhibit index. It appears that exhibit has now been deleted from your index. Please revise to file that form agreement as an exhibit. Please also tell us the status of the intended agreement related to the BCG Debt Facility. We note, for example, your disclosure on page 306 that it will be completed concurrently with the closing of the business combination.

Response: We respectfully acknowledge the Staff’s comment and have filed the form of PIPE subscription agreement as Exhibit 10.52 to Amendment No. 4. In addition, we respectfully advise the Staff that we intend to negotiate and execute an agreement related to the BCG Debt Facility after the closing of the Business Combination. We have revised the disclosure on pages 37, 272 and 306 of Amendment No. 4 accordingly.

May 12, 2025

2.	We note the April 2025 Valuation and updated revenue projections on pages 163-65. Please revise to clarify how "the revenue projections continue to reflect EM management’s current views regarding New EM’s future performance." We note, for example, your disclosure on page 326 regarding the termination of your lease and no expectation of insurance recoveries related to the fire. We also note you deleted disclosure from pages 40, 317 and 333 about your expected completion time for the rebuild of your facility, as well as your disclosure on page 334 regarding the uncertainty of the release of your current site and "evaluating other properties."

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 165 of Amendment No. 4 to clarify how “the revenue projections continue to reflect EM management’s current views regarding New EM’s future performance.” Specifically, we have included additional language to explain that, notwithstanding the termination of the lease for the CMR facility and the absence of expected insurance recoveries related to the October 30, 2024 fire, EM and CMR management are actively evaluating alternative properties and remain confident and committed to the planned rebuild and expansion of operations on the expected timeline with funding from the anticipated $2 billion PIPE financing proceeds. Additionally, we have revised the disclosure on pages 40, 317, 326, 333 and 334 of Amendment No. 4 to, reinsert the disclosure about the expected completion time for the rebuild of the CMR facility and management’s evaluation of other properties to replace the affected site, which was inadvertently deleted from Amendment No. 3 to the Registration Statement.

3.	Given the disclosures throughout your document regarding the delisting of your securities, please revise to clarify why you are attempting to comply with the exchange rule you cite.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 223 of Amendment No. 4 accordingly.

May 12, 2025

If you have any questions regarding the foregoing or Amendment No. 4, please contact the undersigned at (251) 280-1980 or Craig D. Linder at (877) 541-3263.

Sincerely,

/s/ Christopher Clower
Christopher Clower
Chief Operating Officer

cc:	Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

Laura Anthony, Esq./Anthony, Linder & Cacomanolis, PLLC

Christopher Clower, Welsbach Technology Metals Acquisition Corp

Joel May, Jones Day

Thomas Short, Jones Day